Exhibit 99.6

May 28, 2024

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Superintendent of Securities

Dear Sirs/Mesdames:

Re:	Gold Royalty Corp.

In connection with the prospectus supplement dated May 28, 2024 of Gold Royalty Corp. (the “Prospectus Supplement”), we consent to the reference to our name on page ii and under the headings “Legal Matters”, and to the reference of our name and opinion under the heading “Eligibility for Investment”.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services that we performed in connection with such opinion.

Yours truly,

“McMillan LLP”

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